Maxim Group LLC

November 8, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied DNA Sciences, Inc. (the “Company”) Registration Statement on Form S-1, as amended File Number: 333-233830

Ladies and Gentlemen:

Pursuant to Section 8(a) of the Securities Act of 1933, as amended, and Rule 461 promulgated thereunder, the undersigned, as the representative of the underwriters for the above-captioned proposed offering, join the acceleration request of the Company and hereby request acceleration of the effective date of the above-captioned Registration Statement to 5:00 p.m., Eastern Time, on November 12, 2019, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: November 1, 2019
(ii)	Dates of distribution: November 4, 2019 through the date hereof.
(iii)	Number of prospective underwriters and selected dealers to whom the preliminary prospectus was furnished: 12.
(iv)	Number of prospectuses so distributed: 315.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating underwriters and dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

MAXIM GROUP LLC

By:	/s/ Clifford Teller
Name:	Clifford Teller
Title:	Executive Managing Director,
Head of Investment Banking